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                      October 29, 2021

       Calvin D. Smiley
       Chief Executive Officer
       JV Group, Inc.
       9605 W. 49th Ave., #200
       Wheat Ridge, CO 80033

                                                        Re: JV Group, Inc.
                                                            Registration
Statement on Form 10-12G/A
                                                            Filed October 8,
2021
                                                            File No. 000-21477

       Dear Mr. Smiley:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction